SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/A
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                CVR ENERGY, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 IEP Energy LLC
                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                       Icahn Partners Master Fund II L.P.
                      Icahn Partners Master Fund III L.P.
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                               Icahn Offshore LP
                               Icahn Capital L.P.
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn
                           (NAMES OF FILING PERSONS)*

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   12662P108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                                GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)



                           CALCULATION OF FILING FEE

TRANSACTION VALUATION:                                     AMOUNT OF FILING FEE:
$2,219,678,130*                                            $254,375.11**

* Calculated solely for purposes of determining the filing fee. The transaction value was calculated as follows: 73,989,271 shares of common stock of the Issuer multiplied by $30 per share. The number of shares used in the transaction value calculation is based on the 86,573,498 shares stated to be issued and outstanding according to the Issuer in its Form 10Q filed with the Securities and Exchange Commission on November 7, 20111, less 12,584,227 shares beneficially owned, as of February 22, 2012, by the Offeror and its affiliates.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
     #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

/x/  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid: $254,375.11             Filing Party: Icahn Enterprises
                                                                Holdings LP

Form or registration no.: Schedule TO-T         Date Filed: February 23, 2012

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third party tender offer subject to Rule 14d-1
/ /  going-private transaction subject to Rule 13e-3
/ /  issuer tender offer subject to Rule 13e-4
/x/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                     COMBINED SCHEDULE TO AND SCHEDULE 13D


     * Introductory Note: IEP Energy LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer. IEP Energy LLC is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P.

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on February 23, 2012 (the "Schedule TO") relating to the offer by IEP Energy LLC, a Delaware limited liability company ("IEP Energy") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings", and together with IEP Energy, the "Offeror"), to purchase for cash all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of CVR Energy, Inc., a Delaware corporation ("CVR"), including the associated rights issued pursuant to the Rights Agreement, dated as of January 13, 2012, between CVR and American Stock Transfer & Trust Company, LLC, as Rights Agent, that are issued and outstanding (the "Rights", and together with the Common Stock, the "Shares") at a price of $30.00 per Share, without interest and less any required withholding taxes, plus one nontransferable contingent cash payment right for each Share. Both IEP Energy and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed in the Schedule TO.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated February 23, 2012 (the "Offer to Purchase"). The Offer to Purchase, the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits
(a)(1)(i),  (a)(1)(ii)  and  (a)(1)(iii),  respectively, constitute the "Offer".

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

     As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on January 13, 2012, as amended, by Icahn Enterprises Holdings, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the "Icahn Entities").


ITEMS 1-11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

     On March 9, 2012, Icahn Enterprises LP, the parent of the Offeror, issued a press release relating to the Offer. A copy of this press release is filed herewith as Exhibit (a)(5)(iv) and incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

(b) Other Material Information

     Items 4 and 11 of the Schedule TO and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below:

     - The first paragraph of the cover page of the Offer to Purchase is amended and supplemented by adding the following thereto:

       "Security holders will receive only the cash portion of the Offer Price if the Company is not sold within nine months following the Expiration Date or the terms of the CCP are not otherwise met."

     - Section 11 "Purpose of the Offer; Plans for the Company; Contingent Cash Payment Agreement" of the Offer to Purchase is amended and supplemented by adding the following to the first paragraph on page 26 under the caption "The Contingent Cash Payment Agreement":

       "In the case of consideration other than cash, the fair market value of such non-cash consideration shall be (i) in the case of consideration in the form of securities that are listed on either the New York Stock Exchange or the Nasdaq Market, the average closing price for the 30 trading days immediately preceding the CCP
       Transaction Date and (ii) in the case of all other non-cash consideration the fair market value of such non-cash consideration as determined in good faith by the Board of Directors of the Offeror."

     - The first paragraph of Section 14 "Conditions of the Offer" of the Offer to Purchase is amended and supplemented by deleting the words "reasonably satisfactory to the Offeror" and "credible" from the definition of "Sale Condition", such that the first paragraph, as so amended, will read as follows:

       "The Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer if on or prior to March 23, 2012, the current board of directors of the Company shall have commenced a process to sell the Company, and the Company shall have publicly announced that: (i) the Company has immediately commenced its process to sell the Company through a nationally recognized investment banker; and (ii) the Company will provide potential buyers with the opportunity to conduct typical due diligence (the "Sale Condition"). If the Sale Condition occurs, the Offeror may (but is not obligated to) terminate the Offer, or may waive the Sale Condition."

     - The last sentence in the last paragraph of Section 14 "Conditions of the Offer" of the Offer to Purchase is amended and supplemented by deleting the phrase "may take into account warrants, options or other rights to acquire Shares" and replacing it with "will take into account warrants, options or other rights to acquire Shares", such that the last sentence in the last paragraph, as so amended, will read as follows:

       "In determining whether the Minimum Condition has been satisfied, the Offeror will take into account warrants, options or other rights to acquire Shares (whether or not immediately exercisable) based upon publicly available information as filed by the Company with the SEC."

ITEM 12. EXHIBITS

Exhibit         Description
-------         -----------
(a)(5)(iv)      Press Release issued by Icahn Enterprises L.P.,
                dated March 9, 2012

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ICAHN PARTNERS LP


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND LP


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND II LP


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND III LP


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HIGH RIVER LIMITED PARTNERSHIP
                                              BY:  HOPPER INVESTMENTS LLC, ITS
                                                   GENERAL PARTNER
                                              BY:  BARBERRY CORP., ITS SOLE
                                                   MEMBER


                                              By:  /s/ EDWARD MATTNER
                                                   ------------------
                                                   Name:  EDWARD MATTNER
                                                   Title: AUTHORIZED SIGNATORY


                                            HOPPER INVESTMENTS LLC
                                              BY:  BARBERRY CORP., ITS SOLE
                                                   MEMBER


                                              By:  /s/ EDWARD MATTNER
                                                   ------------------
                                                   Name:  EDWARD MATTNER
                                                   Title: AUTHORIZED SIGNATORY


                                            BARBERRY CORP.


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN ONSHORE LP


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY









                                            ICAHN OFFSHORE LP


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN CAPITAL LP


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            IPH GP LLC


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN ENTERPRISES HOLDINGS L.P.
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER


                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEP ENERGY LLC
                                            BY:  ICAHN ENTERPRISES HOLDINGS
                                                 L.P., ITS SOLE MEMBER
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER


                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER

                                            ICAHN ENTERPRISES G.P. INC.


                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title:  CHIEF FINANCIAL OFFICER


                                            BECKTON CORP.


                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            /s/ CARL C. ICAHN
                                            -----------------
                                            Name:  CARL C. ICAHN

Date: March 9, 2012

                                 EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------
(a)(1)(i)       Offer to Purchase, dated February 23, 2012*

(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)*

(a)(1)(iii)     Notice of Guaranteed Delivery*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)       Letter to Clients*

(a)(5)(i) Summary Advertisement as published in the New York Times, by the Offeror, on February 23, 2012*

(a)(5)(ii) Press Release of the Offeror, dated February 16, 2012 (incorporated by reference to Exhibit 1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on February 17, 2012)*

(a)(5)(iii) Press Release of Icahn Enterprises LP, dated March 9, 2012 (filed herewith)

(b)             None.

(d)             None.

(g)             None.

(h)             None.
__________________
*  Previously Filed